Exhibit 12.2

BOISE CASCADE CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

	Year Ended December 31
	2003	2002	2001	2000	1999
	(thousands, except ratios)

Interest costs	$134,930	$133,762	$129,917	$152,322	$146,124
Interest capitalized during the period	391	3,937	1,945	1,458	238
Interest factor related to noncapitalized leases(a)	15,974	11,128	11,729	13,394	13,065

Total fixed charges	151,295	148,827	143,591	167,174	159,427
Preferred stock dividend requirements—pretax	13,864	14,548	15,180	16,019	17,129

Combined fixed charges and preferred dividend requirements	$165,159	$163,375	$158,771	$183,193	$176,556

Income (loss) before income taxes, minority interest, and cumulative effect of accounting changes	$19,297	$(12,214)	$(48,558)	$298,331	$355,940
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(8,695)	2,435	8,039	(2,061)	(6,115)
Total fixed charges	151,295	148,827	143,591	167,174	159,427
Less interest capitalized	(391)	(3,937)	(1,945)	(1,458)	(238)

Total earnings before fixed charges	$161,506	$135,111	$101,127	$461,986	$509,014

Ratio of earnings to combined fixed charges and preferred dividend requirements	—	—	—	2.52	2.88
Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$3,653	$28,264	$57,644	$—	$—
(a)
Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.